CHURCHILL VENTURES LTD.


                                       February 26, 2007


Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

                  Re:   CHURCHILL VENTURES LTD. (THE "COMPANY")
                        REGISTRATION STATEMENT ON FORM S-1
                        FILE NO. 333-135741

Ladies and gentlemen:

         The   Company   respectfully   requests   that   the   above-referenced
registration statement be declared effective at 4:00pm EST on Wednesday, February 28, 2007 or as soon thereafter as reasonably practicable.

         We enclose with this request a letter from the underwriters of the offering joining in the Company's request for acceleration of the registration statement.

         The Company acknowledges that:

             o Should the Securities and Exchange Commission (the "Commission") or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

             o The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

             o The Company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.


                                             CHURCHILL VENTURES LTD.



                                             BY: /S/ CHRISTOPHER BOGART
                                                 ----------------------
                                                 CHRISTOPHER BOGART
                                                 CHIEF EXECUTIVE OFFICER

                            [LOGO OF BANK OF AMERICA]

                                                  Banc of America Securities LLC
                                                  9 West 57th Street
                                                  New York, NY  10019

February 26, 2007

VIA EDGAR AND FACSIMILE (202) 772-9206

Securities and Exchange Commission
100 F Street, N.W.
Washington, DC 20549

         Re:    Churchill Ventures Ltd.
                Registration Statement on Form S-1 (File No. 333-135741)

Ladies and Gentlemen:

In connection with the above-referenced Registration Statement, and pursuant to Rule 461 under the Securities Act of 1933, as amended (the "Act"), we hereby join in the request of Churchill Ventures Ltd. that the effective date of the Registration Statement be accelerated so that the same will become effective at 4:00 P.M. New York City time, on February 28, 2007, or as soon thereafter as practicable.

Pursuant to Rule 460 under the Act, please be advised that between February 12, 2007 and February 26, 2007, the undersigned effected the following approximate distribution of copies of the Preliminary Prospectus dated February 12, 2007 (the "Preliminary Prospectus"):

                                                           No. of Copies
                                                           -------------

Prospective Underwriters                                           3,445
Dealers                                                              372
Institutions                                                       1,897
Others                                                               286
                                                       ------------------
Total                                                              6,000


In connection with the Preliminary Prospectus distribution for the above-reference issue, the prospective underwriters have confirmed that they are complying with the 48-hour requirement as promulgated by Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

Copies of the Preliminary Prospectus were available to anyone requesting the same at the offices of the Underwriter.

Very truly yours,

Banc of America Securities LLC


By: /s/ Thomas Morrison
    ------------------------------
Name: Thomas Morrison
Title: Managing Director, Equity Capital Markets